Contact

www.linkedin.com/in/gretchen-mccourt-aaa9b012 (LinkedIn)

Top Skills

Film
Entertainment
Social Media Marketing

Gretchen McCourt

COO MoviePass & Co-Founder of Women in Entertainment
Olathe, Kansas, United States

Summary

Gretchen McCourt is the Principle and Founder of BLBK Inc., a consulting firm where she develops strategies for content across entertainment verticals. She also specializes in building creative brand partnerships and content activations for key clients such as Slamdance, the Writer's Guild of America, ArcLight Cinemas amongst others.

Prior to founding BLBK, Gretchen was the Chief Content Officer and EVP of Cinema Programming of the Pacific Theaters Entertainment Corporation. In her role she oversaw the film, marketing, and communications of ArcLight Cinemas and Pacific Theaters; including mainstream and art film selection, specialty event programming, site rentals, studio relationships, guest communication, marketing strategy and public relations.

During her tenure at ArcLight, Gretchen was part of the executive team who developed the national expansion strategy to grow the company from one location in Hollywood to currently operating eleven locations in five cities. She oversaw annual revenues over $200M and budgets ranging from small marketing projects to multi-million dollar developments.

Gretchen developed key initiatives while at ArcLight including a monthly series with Women in Film and a first-of-its-kind partnership with Slamdance to showcase new filmmakers and their content. She founded and curated ArcLight's bi-annual Documentary Film Fest, established in 2012 and executive produced ArcLight Stories, a behind-the-scenes brand narrative that debuted in 2014.

Prior to joining ArcLight, Gretchen was at AMC Theaters with her last three as the national Head Film Buyer overseeing 375 theaters.

Gretchen is also the co-founder and CEO of Women in Entertainment, non-profit organization. WIE provides a forum for

women to share, mentor and learn in the areas of film, television, sports and journalism. She was invited to give a TedX Talk for the organization in 2016.

Experience

MoviePass
COO
November 2021 - Present (4 years)
New York City Metropolitan Area

BLBK, Inc. Consulting
CEO and Founder
June 2018 - Present (7 years 5 months)
Greater Los Angeles Area

Women in Entertainment
CEO & Co-Founder
November 2015 - Present (10 years)
Greater Los Angeles Area

ArcLight Cinemas and Pacific Theatres
EVP & Chief Content Officer
May 2007 - June 2018 (11 years 2 months)
Greater Los Angeles Area

Moved to a consulting role in June 2018

AMC Theatres
EVP Head Film Buyer
June 1989 - May 2007 (18 years)

Education

Washburn University
Bachelor's degree, Economics